UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

Intrawest THREE MONTHS ENDED Q1 FIRST QUARTER REPORT

TO OUR SHAREHOLDERS
Intrawest reported record revenue in the first quarter of fiscal 2006 due to the strong performance of both our Leisure and Travel Group and our Intrawest Placemaking real estate operating division. Our first quarter results reflect the continuing rebound in the luxury adventure-travel industry. As the world leader in this sector, Abercrombie & Kent is in an enviable position to be the primary beneficiary of this recovery. In the first quarter, Abercrombie & Kent experienced a 30 per cent increase in core, recurring adventure-travel revenue due to growth in all its major destination markets including significant growth in tours to East Africa, India and the Orient. The sale of a 26-acre parcel of beachfront property in Maui also contributed to our strong first quarter performance. This land sale provides a key example of how Intrawest Placemaking delivers significant value by seeking out highly profitable real estate transactions for land that is not scheduled for immediate development.
OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)
Total revenue for the first quarter was $301.8 million, an increase of more than 47 per cent over the same period last year. Net income increased significantly to $9.2 million, resulting in diluted earnings per share of $0.19. Total Company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization and any non-recurring items) more than tripled to $56.5 million for the quarter. The increase in revenue, net income and Total Company EBITDA was due primarily to the sale of the property in Maui, the strong operating results from Abercrombie & Kent and our increased ownership of Alpine Helicopters, parent company of Canadian Mountain Holidays. Intrawest increased its ownership in Alpine Helicopters from 45 per cent to 100 per cent in December 2004.
Further information on our operating results (including a reconciliation of Total Company EBITDA and other non-GAAP measures to the most comparable GAAP measures) is contained in Management’s Discussion and Analysis to follow.
LATEST COMPANY DEVELOPMENTS
Subsequent to the quarter’s end, an entity controlled by Starwood Capital Group signed an agreement to purchase a majority interest in Mammoth Mountain Ski Area (MMSA) based on an enterprise value of $365 million. Currently, Intrawest owns 59.5 per cent of MMSA. Upon completion of the transaction, Intrawest will retain approximately 15 per cent of MMSA and a 50 per cent interest in Mammoth Hospitality Management, Intrawest’s lodging company at Mammoth. This transaction is expected to close in December 2005. Intrawest and Starwood Capital Group also entered into a preliminary agreement for a joint venture on the development of the majority of Intrawest’s separately owned real estate in the Town of Mammoth Lakes, CA. This proposed transaction includes future development of over 1,000 residential units and 30,000 square feet of commercial space scheduled for build-out over the next five to seven years.
In October, Gary Raymond, president and chief executive officer of Intrawest Placemaking, announced that he will be resigning later this year to pursue other business interests. On an interim basis, Drew Stotesbury, chief financial officer of Intrawest Placemaking, will assume the role of head of the division reporting directly to Joe Houssian.
Whistler Blackcomb opened the 2005/2006 ski season on November 5, 2005, and hosted almost 10,000 skiers on its opening weekend.

DIVIDENDS
On November 7, 2005, the Board of Directors declared a quarterly dividend of Cdn. $0.08 per common share payable on January 25, 2006 to shareholders of record on January 11, 2006.
NORMAL COURSE ISSUER BID
On November 7, 2005, the Board of Directors approved a normal course issuer bid through the facilities of the Toronto Stock Exchange (TSX) for up to 4,600,000 Common Shares. The bid, which is subject to the approval of the TSX, will terminate on the earlier of (i) the expiry of 12 months from the commencement of the bid and (ii) the date upon which Intrawest has acquired the maximum number of Common Shares permitted under the bid.
OUTLOOK
The impressive growth of Abercrombie & Kent provides a testament to the strength of the Abercrombie & Kent brand and its leadership status in the luxury adventure-travel market. The combination of these two powerful attributes positions Abercrombie & Kent extremely well to capitalize on the continuing recovery of the industry. This presents a significant opportunity for Intrawest to leverage Abercrombie & Kent’s recent success and take full advantage of the revenue growth potential this entity provides when combined with our existing portfolio of customer experiences.
We remain focused on accelerating our real estate production. The recently announced developments of the Honua Kai in Ka’anapali, Maui and the Village of Imagine in Orlando, Florida, will add a significant number of units to our future annual delivery rate. Scheduled for launch in December 2005, the first phases of these projects consist of approximately 574 units with expected construction start in early 2006.
The recent sale of the parcel of land in Maui and the pending sale of Mammoth Mountain further strengthen our financial position and are consistent with our strategy of maximizing our return on capital. We will continue to explore the many opportunities to grow our core businesses and maximize shareholder value, including the normal course issuer bid which underscores our belief that the current market value of our common shares does not reflect the underlying value of our company.
On behalf of the Board,

Joe S. Houssian	John E. Currie
CHAIRMAN. PRESIDENT AND	CHIEF FINANCIAL OFFICER
CHIEF EXECUTIVE OFFICER
November 7, 2005

MANAGEMENT’S
DISCUSSION	(ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY,
AND ANALYSIS	UNLESS OTHERWISE INDICATED)
The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2005 annual report. Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). We use several non-GAAP measures to assess our financial performance, such as EBITDA1 and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this disclosure document because we believe they are indicative measures of a company’s performance and are generally used by investors to evaluate companies in the resort and travel operations and resort development industries.
Additional information relating to our company, including our annual information form, is available on SEDAR at www.sedar.com. The date of this interim MD&A is November 4, 2005.
THREE MONTHS ENDED SEPTEMBER 30, 2005 (THE “2005 QUARTER”) COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 2004 (THE “2004 QUARTER”)
Net income was $9.2 million ($0.19 per diluted share) in the 2005 quarter compared with a net loss of $7.1 million ($0.15 per diluted share) in the 2004 quarter. We normally incur a loss in our first fiscal quarter because of the seasonality of our businesses; however, we closed a major real estate transaction (the sale of a 26-acre beachfront property in Maui) during the 2005 quarter that generated $21.6 million of net income. Total Company EBITDA increased from $15.7 million to $56.6 million. A significant increase in EBITDA from real estate development was partially offset by reduced EBITDA from resort and travel operations and management services and higher corporate general and administrative expenses.
REVIEW OF RESORT AND TRAVEL OPERATIONS
Resort and travel operations revenue increased from $129.3 million in the 2004 quarter to $166.1 million in the 2005 quarter. In December 2004 we increased our ownership in Alpine Helicopters from 45% to 100% and the incremental revenue in the 2005 quarter from our increased ownership interest was $9.1 million. In addition, in August 2005 we entered into a lease to operate Parque de Nieve, an indoor snowdome in Spain, and revenue in the 2005 quarter included $1.1 million from this new business. The rise in the value of the Canadian dollar from an average rate of US$0.76 in the 2004 quarter to US$0.83 in the 2005 quarter increased reported resort and travel operations revenue by $3.7 million.
On a same-business (i.e., excluding 55% of Alpine Helicopters and Parque de Nieve), constant exchange rate basis, resort and travel operations revenue increased by $22.8 million to $152.1 million. Adventure-travel tour revenue from Abercrombie & Kent (“A&K”) increased 30% from $66.3 million to $86.3 million as the industry continued its strong rebound. A&K saw significant growth in tour revenues from all its major destinations, particularly the Orient and East Africa, which increased by 120% and 31%, respectively. A&K also earned $1.5 million

1EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, income taxes, depreciation and amortization, non-controlling interest and any non-recurring items.

of licensing fees in the 2005 quarter compared with $3.9 million in the 2004 quarter as the licensing agreement was terminated in August 2005. Revenue from the mountain segment increased by $5.1 million, or 12%, led primarily by Whistler Blackcomb (due to growth in mountain bike park and sightseeing visits), Intrawest Retail Group (due to operating eight additional retail stores during the summer months) and Alpine Helicopters (due to a 22% increase in revenue from fire-fighting and other forestry activities). Revenue from the non-mountain segment increased by $0.3 million, or 2%, as the worst hurricane season on record in the Gulf Coast region reduced visitors to Sandestin, restricting revenue growth to 1% at that resort.
The breakdown of resort and travel operations revenue by major business component was as follows:

	2005	2004	INCREASE	CHANGE
(MILLIONS)	QUARTER	QUARTER	(DECREASE)	(%)

Mountain operations	$25.8	$11.7	$14.1	121
Adventure-travel tours	86.3	66.3	20.0	30
Retail and rental shops	13.2	10.6	2.6	25
Food and beverage	15.1	13.4	1.7	13
Ski school	0.8	1.1	(0.3)	(27)
Golf	11.5	11.4	0.1	1
Other	13.4	14.8	(1.4)	(9)

	$166.1	$129.3	$36.8	28

The growth in mountain operations revenue reflects our increased ownership interest in, and revenue growth at, Alpine Helicopters, our lease of Parque de Nieve and strong year-over-year growth in summer lift ride revenue, particularly at Whistler Blackcomb. The decline in other revenue was due mainly to the decrease in licensing fees earned by A&K.
Resort and travel operations expenses increased from $122.2 million in the 2004 quarter to $159.8 million in the 2005 quarter, of which $7.4 million and $1.5 million, respectively, were due to the acquisition of the remaining 55% of Alpine Helicopters and the lease of Parque de Nieve and $3.3 million came from the impact on reported expenses of the higher Canadian dollar. Expenses of A&K increased by $14.9 million in response to the higher business volumes and expenses of the mountain and non-mountain segments increased by $6.8 million and $1.5 million, respectively. The balance of the increase in resort and travel operations expenses came from increased general and administrative costs of the Leisure and Travel Group, including $0.5 million in connection with process improvement initiatives in our retail and food and beverage businesses, $0.4 million in call center marketing and $0.6 million in advance sales and resort operations information technology.
Resort and travel operations EBITDA decreased from $7.1 million in the 2004 quarter to $6.3 million in the 2005 quarter. Our additional ownership interest of Alpine Helicopters, the lease of Parque de Nieve and the impact on reported EBITDA of the higher Canadian dollar in aggregate increased EBITDA by $1.7 million. EBITDA from A&K grew from $8.2 million to $10.9 million as an increase in EBITDA from adventure-travel tours from $4.4 million to $9.4 million was partially offset by a decrease in EBITDA from licensing fees from $3.9 million to $1.5 million. These positive factors were offset by reduced EBITDA from other businesses and higher general and administrative costs of the Leisure and Travel Group. The impact of the hurricanes reduced EBITDA at Sandestin by $1.2 million and we expect to recover some of this shortfall through business interruption insurance. The EBITDA margins of 3.8% in the 2005 quarter and 5.5% in the 2004 quarter reflect the seasonality of our mountain resort and travel operations, which generate most of their EBITDA during our third fiscal quarter.

REVIEW OF MANAGEMENT SERVICES
Management services revenue and EBITDA in the 2005 and 2004 quarters were broken down as follows:

	2005 QUARTER		2004 QUARTER
(MILLIONS)	REVENUE	EBITDA	REVENUE	EBITDA

Services related to resort and travel operations
Lodging and property management	$18.6	$0.8	$17.6	$0.8
Other resort and travel fees	3.1	0.5	3.1	(0.8)

	21.7	1.3	20.7	—

Services related to real estate development
Real estate services fees	5.7	1.1	5.1	2.0
Playground sales fees	8.6	1.5	9.3	3.7

	14.3	2.6	14.4	5.7

	$36.0	$3.9	$35.1	$5.7

The increase in fees from lodging and property management was due mainly to a 3% increase in occupied room nights and a 1% increase in average daily rate across our resorts. Occupied room nights at our mountain resorts increased 4%, however this was partially offset by a 2% decline in occupied room nights at Sandestin due to the hurricanes. Other resort and travel fees, which comprise reservation fees earned by our central call center, golf course management fees and club management fees earned by the Resort Club, were unchanged year-over-year with an increase in Resort Club management fees being offset by lower reservation fees. We sold our reservations business in Colorado during the 2005 quarter and we continue to focus on reservations to our own resorts while reducing our third-party reservations business. The increase in real estate services fees was due mainly to increased sales fees as several partnership projects completed construction and closed units. The timing of project completions and a somewhat slower resale market in Sandestin, resulting from the hurricanes, reduced fees earned by Playground, our real estate sales business.
EBITDA from management services decreased from $5.7 million in the 2004 quarter to $3.9 million in the 2005 quarter. Playground EBITDA in the 2005 quarter was reduced by an allocation of $2.1 million of Playground general and administrative costs to the management services segment. In fiscal 2005 the full annual allocation of Playground general and administrative costs to management services of $7.5 million was made in the fourth quarter. The decline in EBITDA from real estate services reflects the timing of expenses which we expect to reverse in future quarters. The improvement in EBITDA from other resort and travel fees was due mainly to reducing our third-party reservations business, which had incurred losses in the 2004 quarter. The EBITDA margin was 11% in the 2005 quarter compared with 16% in the 2004 quarter. For the fiscal year, we expect the EBITDA margin to be approximately the same as the 24% we achieved in fiscal 2005.
REVIEW OF REAL ESTATE DEVELOPMENT
Revenue from real estate development increased from $38.8 million in the 2004 quarter to $98.7 million in the 2005 quarter. Revenue generated by Intrawest Placemaking (our resort development business) increased from $28.4 million to $88.3 million while revenue generated by Intrawest Resort Club (our vacation ownership business) was unchanged at $10.4 million.

The majority of Intrawest Placemaking’s revenue in the 2005 quarter came from the sale of a 26-acre beachfront property in Maui for proceeds of $73.3 million. The vendor of the property was a partnership in which we have a 40% interest, however the partnership is a variable interest entity (“VIE”), which we are required to fully consolidate because we are the primary beneficiary of the entity. Hence real estate development revenue includes 100% of the sales proceeds to the partnership and real estate development expenses includes 100% of the partnership’s cost of sales, being $29.4 million. The partner’s share of the profit from this transaction of $18.5 million is included in non-controlling interest.
Excluding the sale of the Maui property, Intrawest Placemaking closed 23 units for $15.0 million in the 2005 quarter compared with 42 units for $23.1 million in the 2004 quarter. The timing of unit closings is tied to a significant degree to construction completion so the number of closings in any particular quarter may not be indicative of the number of closings in a fiscal year. Two-thirds of the revenue in the 2005 quarter was derived from high-end townhome projects and this increased the average revenue per closed unit from $550,000 in the 2004 quarter to $652,000 in the 2005 quarter. In addition to these unit closings, we sold one project to real estate partnerships in which we hold an investment for $5.3 million in the 2004 quarter. There were no project sales to such partnerships in the 2005 quarter.
Real estate EBITDA increased from $7.3 million in the 2004 quarter to $51.9 million in the 2005 quarter. Real estate EBITDA comprises operating profit from real estate plus interest included in real estate expenses. Operating profit from real estate, rather than real estate EBITDA, factors into the computation of net income. Operating profit from real estate development increased from $5.1 million in the 2004 quarter to $50.7 million in the 2005 quarter, including $43.9 million from the sale of the Maui property described above. Excluding the Maui sale, the profit margin on real estate development increased from 13.3% to 26.6% due mainly to the recognition of increased deferred land profit on project sales to real estate partnerships (which is recorded as a credit to real estate expenses) in the 2005 quarter.
REVIEW OF CORPORATE OPERATIONS
Interest and other income decreased from $2.0 million in the 2004 quarter to $0.5 million in the 2005 quarter. Interest and other income in the 2004 quarter included $0.4 million of rental income on a property we sold in the fourth quarter of fiscal 2005 and $0.3 million of equity income from an investment owned by Alpine Helicopters that has now been consolidated because of the VIE rules. The balance of the change was due mainly to lower interest income in the 2005 quarter.
Interest expense was $10.3 million in the 2005 quarter, down from $11.4 million in the 2004 quarter due mainly to the refinancing of senior notes in the second quarter of our past fiscal year. During that quarter we redeemed 10.5% senior notes primarily by issuing 7.50% and 6.875% senior notes.
Corporate general and administrative expenses increased from $4.5 million in the 2004 quarter to $5.4 million in the 2005 quarter due mainly to higher compensation costs resulting from mark-to-market adjustments of long-term (stock-based) incentive plans and increased audit and corporate governance expenses.
Depreciation and amortization expense was $12.9 million in the 2005 quarter, up from $11.3 million in the 2004 quarter. The acquisition of the remaining 55% of Alpine Helicopters in December 2004 increased depreciation and amortization expense by $0.8 million and the balance of the increase was due to depreciation of capital expenditures made during fiscal 2005.

We provided for $2.1 million of income taxes, based on $32.7 million of pre-tax income in the 2005 quarter compared with a recovery of $1.0 million of income taxes, based on a pre-tax loss of $7.2 million in the 2004 quarter. We expect our income tax rate to be in the range of 10% to 15% for the current fiscal year. This rate will increase if we complete the sale of the majority of our interest in Mammoth (see liquidity and capital resources below) since the gain on sale will be taxed for accounting purposes at about 40%.
Non-controlling interest increased from $0.9 million in the 2004 quarter to $21.4 million in the 2005 quarter due mainly to the inclusion of $18.5 million for our partner’s profits on the sale of the property in Maui, as described in Review of Real Estate Development above. The balance of the increase was due to improved results of A&K in the 2005 quarter.
LIQUIDITY AND CAPITAL RESOURCES
Last year we completed several important transactions, including selling the majority of our commercial properties and extending our partnering strategy for real estate development, and we renewed our senior credit facility and refinanced higher interest-bearing senior notes. This put us in a strong financial position as we entered the current fiscal year. The normal seasonality of our businesses resulted in negative free cash flow for the 2005 quarter and higher debt levels at the end of the quarter, in line with our expectations.
The following table summarizes the major sources and uses of cash in the 2005 and 2004 quarters. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by GAAP.

(MILLIONS)	2005 QUARTER	2004 QUARTER	CHANGE

Funds from operations	$43.8	$5.8	$38.0
Cash for real estate development, including investments in partnerships	(10.6)	(44.4)	33.8
Cash for resort and travel operations capex and other assets	(30.4)	(22.7)	(7.7)
Cash for long-term receivables and working capital	(43.0)	(29.8)	(13.2)

Free cash flow	(40.2)	(91.1)	50.9
Cash from business acquisitions and asset disposals	0.2	15.7	(15.5)

Net cash flow from operating and investing activities	(40.0)	(75.4)	35.4
Net financing inflows	17.6	58.7	(41.1)

Decrease in cash	$(22.4)	$(16.7)	$(5.7)

We generated $43.8 million of funds from operations in the 2005 quarter, up from $5.8 million in the 2004 quarter due mainly to higher operating profits from real estate development. For more details see the Review of Operations sections earlier in this MD&A.
Real estate development used $10.6 million of cash in the 2005 quarter, down from $44.4 million in the 2004 quarter due mainly to the sale of the Maui property and the return of $12.8 million of equity invested in real estate partnerships as projects completed construction, units closed and distributions were made to the partners. In the 2005 quarter, we spent $7.3 million to acquire a new property in Napa, California for the future development of 160 units. We did not acquire any new land holdings in the 2004 quarter.
Expenditures on resort and travel operations assets (“capex”) and other assets used $30.4 million cash in the 2005 quarter compared with $22.7 million in the 2004 quarter. The majority of the expenditures in each period were for maintenance capex to our mountain resort assets in advance of the winter season. In addition, in the 2005 quarter we spent

$4.6 million on new lifts at Winter Park and $3.8 million on building a new golf course adjacent to Blue Mountain. We expect to spend a total of approximately $90 million on resort and travel operations capex during fiscal 2006, comprising approximately $40 million of maintenance capex (non-discretionary expenditures required to maintain the existing service level of our assets) with the balance being discretionary expansion capex. This compares with $79.4 million in fiscal 2005.
Long-term receivables and working capital used $43.0 million of cash in the 2005 quarter, up from $29.8 million in the 2004 quarter. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. Working capital requirements fluctuate by quarter due to the seasonality of our businesses. We generally consume cash for working capital in our first fiscal quarter as we prepare our mountain resort businesses for the upcoming winter season.
The seasonality of businesses resulted in negative free cash flow of $40.2 million in the 2005 quarter compared with negative free cash flow of $91.1 million in the 2004 quarter. On an ongoing basis, our goal is to manage each of our divisions (Leisure and Travel Group and Intrawest Placemaking) to generate positive annual free cash flow.
Proceeds from asset disposals amounted to $0.2 million in the 2005 quarter. We expect this source of funds to increase significantly since we signed an agreement in October 2005 to sell the majority of our 59.5% interest in Mammoth for pre-tax net proceeds of approximately $166 million, including a pre-transaction dividend. We expect to retain an interest of approximately 15%. The transaction is expected to close in our second or third fiscal quarter and is subject to customary closing conditions. There are no assurances, however, that all the closing conditions will be satisfied or that the transaction will be completed. We are evaluating various options for the use of the proceeds. In the 2004 quarter we acquired $15.7 million of cash on the acquisition of 67% of A&K, net of our acquisition cost.
In total, our operating and investing activities used $40.0 million of cash in the 2005 quarter, down from $75.4 million in the 2004 quarter. In both periods we funded these activities primarily by drawing on our $425 million senior credit facility. At September 30, 2005, we had drawn $205.3 million under this facility and we had also issued letters of credit for $49.8 million, leaving $169.9 million available to cover future liquidity requirements. Several of our resorts also have lines of credit in the range of $5 million to $10 million each to fund seasonal cash requirements. Financing for real estate construction is generally provided by one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flows, are sufficient to finance all our normal operating needs.
CHANGE IN ACCOUNTING POLICY
Since there is no specific Canadian GAAP guidance that deals with accounting for timeshare operations, effective July 1, 2005 we retroactively adopted the new U.S. GAAP guidance Financial Accounting Standards Board Statement No. 152, “Accounting for Real-Estate Time-Sharing Transactions: an amendment of FASB Statements No. 66 and 67.”
The new standard contains specific guidelines for assessing whether the buyers’ initial and continuing investments are adequate to demonstrate a commitment to pay for the property. The new rules change the timing of our recognition of revenues and selling and product costs. The impact of this change in accounting policy on our statement of operations was to reduce net income by $0.5 million in the 2005 quarter and increase net loss by $0.4 million in the 2004 quarter. The information contained in the Quarterly Financial Summary below has been restated to reflect the retroactive application of this change.

ADDITIONAL INFORMATION
TOTAL COMPANY EBITDA

	2005	2004
(MILLIONS)	QUARTER	QUARTER

Cash flow used in operating activities	$(22.6)	$(66.5)
Add (deduct):
Changes in non-cash operating assets and liabilities	66.4	72.3
Income tax expense	2.1	(1.0)
Interest expense	10.3	11.4
Interest in real estate expenses	1.2	2.2

	57.4	18.4
Interest and other income, net of non-cash items	(0.8)	(2.7)

Total Company EBITDA	$56.6	$15.7

RESORT AND TRAVEL OPERATIONS EBITDA

	2005	2004
(MILLIONS)	QUARTER	QUARTER

Resort and travel operations revenue	$166.1	$129.3
Resort and travel operations expenses	159.8	122.2

Resort and travel operations EBITDA	$6.3	$7.1

MANAGEMENT SERVICES EBITDA

	2005	2004
(MILLIONS)	QUARTER	QUARTER

Management services revenue	$36.0	$35.1
Management services expenses	32.1	29.4

Management services EBITDA	$3.9	$5.7

REAL ESTATE DEVELOPMENT EBITDA

	2005	2004
(MILLIONS)	QUARTER	QUARTER

Real estate development contribution	$50.7	$5.1
Interest in real estate expenses	1.2	2.2

Real estate development EBITDA	$51.9	$7.3

QUARTERLY FINANCIAL SUMMARY
IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04

Total revenue	$301.8	$533.7	$501.0	$437.0	$205.7	$490.3	$435.4	$399.9
Net income (loss)	9.2	(19.2)	66.8	(7.7)	(7.1)	3.7	55.1	1.0
PER COMMON SHARE:
Net income (loss)
Basic	0.19	(0.40)	1.40	(0.16)	(0.15)	0.08	1.16	0.02
Diluted	0.19	(0.40)	1.39	(0.16)	(0.15)	0.08	1.15	0.02
Several factors impact comparability between quarters:
•	The timing of acquisitions. In the first quarter of 2005 we acquired 67% of A&K and in the second quarter of 2005 we acquired the 55% of Alpine Helicopters that we did not already own.

•	The seasonality of our resort and travel operations. Revenue and EBITDA from this business are weighted disproportionately to our third quarter.

•	The timing of project completions and real estate closings. Generally we close more units in the fourth quarter.

•	The timing of refinancings. In the second quarter of both 2004 and 2005 we redeemed senior notes and expensed call premium and unamortized financing costs.

•	The timing of recording reserves and valuation adjustments. In the fourth quarter of 2005 we wrote down the value of our stand-alone golf courses.
OUTSTANDING SHARE DATA
As at November 4, 2005, we have issued and there are outstanding 48,338,526 common shares and stock options exercisable for 3,785,600 common shares.

CONSOLIDATED BALANCE SHEETS

	SEPTEMBER 30, 2005	JUNE 30, 2005
(IN THOUSANDS OF UNITED STATES DOLLARS)	(UNAUDITED)	(AUDITED)
		(RESTATED)
		(note 1)

Assets
CURRENT ASSETS:
Cash and cash equivalents	$118,446	$140,878
Amounts receivable	155,940	162,102
Other assets	224,574	188,211
Resort properties	405,747	388,510
Future income taxes	29,938	29,927

	934,645	909,628
Amounts receivable	87,004	78,877
Resort and travel operations	1,074,886	1,034,187
Resort properties	441,771	403,252
Other assets	87,552	85,181
Investment in and advances to partnerships (note 7)	96,658	109,037

Goodwill	24,275	27,483

	$2,746,791	$2,647,645

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Amounts payable	$277,527	$275,176
Deferred revenue and deposits	227,356	201,313
Bank and other indebtedness	119,095	82,144

	623,978	558,633
Deferred revenue and deposits	122,995	132,866
Bank and other indebtedness	960,475	941,279
Future income taxes	88,514	92,010
Non-controlling interest in subsidiaries	67,662	76,339

	1,863,624	1,801,127
SHAREHOLDERS’ EQUITY:
Capital stock (note 3)	473,608	469,162
Retained earnings	351,180	342,013
Foreign currency translation adjustment	58,379	35,343

	883,167	846,518

	$2,746,791	$2,647,645

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE THREE MONTHS ENDED SEPTEMBER 30 (IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)	2005	2004
		(restated)
		(note 1)
RESORT AND TRAVEL OPERATIONS:
Revenue	$166,083	$129,300
Expenses	159,806	122,224

Resort and travel operations contribution	6,277	7,076

MANAGEMENT SERVICES:
Revenue	35,968	35,080
Expenses	32,107	29,370

Management services contribution	3,861	5,710

REAL ESTATE DEVELOPMENT:
Revenue	98,694	38,792
Expenses	48,586	34,111

	50,108	4,681
Income from equity accounted investments	589	460

Real estate development contribution	50.697	5,141

Income before undernoted items	60,835	17,927
Interest and other income	479	2,045
Interest expense	(10,296)	(11,372)
Corporate general and administrative expenses	(5,375)	(4,453)
Depreciation and amortization	(12,908)	(11,337)

Income (loss) before income taxes and non-controlling interest	32,735	(7,190)
Provision for income taxes	(2,136)	1,001
Non-controlling interest	(21,432)	(879)

Net income (loss) for the period	9,167	(7,068)

Retained earnings, beginning of period, as previously stated	345,348	318,883
Prior period adjustment (note 1)	(3,335)	(3,536)

Retained earnings, beginning of period, as restated	342,013	315,347

Retained earnings, end of period	$351,180	$308,279

NET INCOME (LOSS) PER COMMON SHARE:
Basic	$0.19	$(0.15)
Diluted	0.19	(0.15)

Weighted average number of common shares outstanding (in thousands)
Basic	48,151	47,622
Diluted	48,770	47,622

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30
(IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)	2005	2004

		(RESTATED)
		(note 1)
Cash provided by (used in):
OPERATIONS:
Net income (loss)	$9,167	$(7,068)
Items not affecting cash:
Depreciation and amortization	12,908	11,337
Income from equity accounted investments	(589)	(460)
Amortization of financing costs	649	590
Stock-based compensation	283	210
Amortization of benefit plan	—	277
Non-controlling interest	21,432	879
Gain on asset disposals	(25)	—

Funds from operations	43,825	5,765

Recovery of costs through real estate sales	48,586	34,111
Acquisition and development of properties held for sale	(72,025)	(76,594)
Changes in long-term amounts receivable, net	(8,127)	(5,085)
Changes in non-cash operating working capital (note 6)	(34,847)	(24,698)

	(22,588)	(66,501)

FINANCING:
Proceeds from bank and other borrowings	85,627	104,704
Repayments of bank and other borrowings	(43,031)	(43,937)
Issue of common shares for cash	4,163	274
Distributions to non-controlling interest	(29,193)	(2,315)

	17,566	58,726

INVESTMENTS:
Proceeds from (expenditures on):
Resort and travel operations assets	(28,142)	(17,422)
Investment in partnerships	12,829	(1,903)
Other assets	(2,271)	(5,245)
Cash acquired in acquisition, net of acquisition cost	—	15,677
Asset disposals	174	—

	(17,410)	(8,893)

Decrease in cash and cash equivalents	(22,432)	(16,668)
Cash and cash equivalents, beginning of period	140,878	109.816

Cash and cash equivalents, end of period	$118,446	$93,148

(Supplemental information (note 6))
See accompanying notes to consolidated financial statements.

(IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED)	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BASIS OF PRESENTATION:
These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2005. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in these interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.
Except as disclosed below, the significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2005.
Since there is no specific Canadian GAAP guidance that deals with accounting for timeshare operations, the Company has adopted relevant US GAAP guidance. Effective July 1, 2005, the Company retroactively adopted the new Financial Accounting Standards Board Statement No. 152, “Accounting for Real-Estate Time-Sharing Transactions: an amendment of FASB Statements No. 66 and 67.”
The new standard sets out specific guidelines for assessing whether the buyers’ initial and continuing investments are adequate to demonstrate a commitment to pay for the property. Under the amended rules, the Company has deferred profit on transactions until these requirements are met. In addition, the standard prohibits the deferral of marketing costs.
The retroactive accounting application and restatement of prior periods has caused the following increases (decreases):

	SEPTEMBER 30, 2005	JUNE 30. 2005
	(UNAUDITED)	(AUDITED)

ASSETS
Current other assets	$4,162	$3,351

	$4,162	$3,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current deferred revenue	$8,425	$6,946
Retained earnings	(3,335)	(3,335)
Foreign currency translation adjustment	(928)	(260)

	$4,162	$3,351

	2005	2004
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

REAL ESTATE DEVELOPMENT:
Revenue	$(1,169)	$(829)
Expenses	(659)	(439)

	$(510)	$(390)

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.
2. SEASONALITY OF OPERATIONS:
Resort and travel operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s resort and travel operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion

2. SEASONALITY OF OPERATIONS (CONTINUED):
of resort and travel operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.
The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.
3. CAPITAL STOCK:

	SEPTEMBER 30, 2005	JUNE 30, 2005
	(UNAUDITED)	(AUDITED)

Common shares	$469,491	$465,328
Contributed surplus	4,117	3,834

	$473,608	$469,162

(a) COMMON SHARES:

	NUMBER OF	2005
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2005	47,957,110	$465,328
Issued for cash under stock option plan	196,700	4,163
Amortization of benefit plan, net	77,970	—

Balance, September 30, 2005	48,231,780	$469,491

No stock options were granted or forfeited during the three months ended September 30, 2005. A total of 3,807,500 stock options remain outstanding as at September 30, 2005.
(b) STOCK COMPENSATION:
Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. No options were issued in the three months ended September 30, 2005. The total stock compensation expense for the three months ended September 30, 2005 was $283,000 (2004 — $210,000).
Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company’s net income would have been reduced to the pro forma amount indicated below:

	2005	2004
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

		(RESTATED) (note 1)
Net income (loss), as reported	$9,167	$(7,068)
Estimated fair value of option grants, net of tax	(570)	(617)

Net income (loss), pro forma	$8,597	$(7,685)

PRO FORMA INCOME PER COMMON SHARE:
Basic	$0.18	$(0.16)
Diluted	0.18	(0.16)

The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.

4. EARNINGS PER SHARE:
Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.
The numerator for basic and diluted EPS was the same for both periods presented. The reconciliation of the denominators used is as follows:

	2005	2004
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

Denominator (in thousands of shares):
Weighted average number of common shares outstanding — basic	48,151	47,622
Effect of dilutive options	619	—

Weighted average number of common shares outstanding — diluted	48,770	47,622

For the three months ended September 30, 2005, there are no anti-dilutive options (2004-4,220,150).
5. SEGMENTED INFORMATION:
The following table presents the Company’s results from continuing operations by reportable segment:

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
SEPTEMBER 30, 2005 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL

SEGMENT REVENUE:
Resort and travel operations	$62,376	$103,707	$—	$—	$166,083
Management services	14,656	6,984	14,328	—	35,968
Real estate development	—	—	99,283	—	99,283
Corporate and all other	—	—	—	479	479

	$77,032	$110,691	$113,611	$479	$301,813

SEGMENT OPERATING PROFIT:
Resort and travel operations	$(2,273)	$8,550	$—	$—	$6,277
Management services	(1,327)	2,643	2,545	—	3,861
Real estate development	—	—	50,697	—	50,697
Corporate and all other	—	—	—	479	479

	$(3,600)	$11,193	$53,242	$479	61,314

LESS:
Interest expense					(10,296)
Corporate general and administrative expenses					(5,375)
Depreciation and amortization					(12,908)

Income before income taxes and non-controlling interest					$32,735

5. SEGMENTED INFORMATION (CONTINUED):

THREE MONTHS ENDED	MOUNTAIN	NON-	REAL
SEPTEMBER 30, 2004 (UNAUDITED)	RESORT	MOUNTAIN	ESTATE	CORPORATE	TOTAL
					(RESTATED)
					(note 1)
SEGMENT REVENUE:
Resort and travel operations	$43,517	$85,783	$—	$—	$129,300
Management services	13,341	7,299	14,440	—	35,080
Real estate development	—	—	39,252	—	39,252
Corporate and all other	—	—	—	2,045	2,045

	$56,858	$93,082	$53,692	$2,045	$205,677

SEGMENT OPERATING PROFIT:
Resort and travel operations	$431	$6,645	$—	$—	$7,076
Management services	(2,968)	2,943	5,735	—	5,710
Real estate development	—	—	5,141	—	5,141
Corporate and all other	—	—	—	2,045	2,045

	$(2,537)	$9,588	$10,876	$2,045	19,972

LESS:
Interest expense					(11,372)
Corporate general and administrative expenses					(4,453)
Depreciation and amortization					(11,337)

Loss before income taxes and non-controlling interest					$(7,190)

6. CASH FLOW INFORMATION:
The changes in non-cash operating working capital balance consist of the following:

	2005	2004
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)
		(RESTATED)
		(note 1)
CASH PROVIDED BY (USED IN):
Amounts receivable	$6,162	$25,203
Other assets	(48,435)	(48,408)
Amounts payable	2,351	(26,458)
Deferred revenue and deposits	5,075	24,965

	$(34,847)	$(24,698)

SUPPLEMENTAL INFORMATION:
Interest paid	$8,527	$27,749
Income, franchise and withholding taxes paid	11,317	3,643

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Notes received on sale of properties to partnerships	—	392
Bank and other indebtedness incurred on acquisition	—	18,652

7. RELATED PARTY TRANSACTIONS:
INVESTMENT IN AND ADVANCES TO PARTNERSHIPS:

	SEPTEMBER 30, 2005	JUNE 30, 2005
	(UNAUDITED)	(AUDITED)

Real estate partnerships	$87,525	$99,904
Commercial partnership	9,133	9,133

	$96,658	$109,037

7. RELATED PARTY TRANSACTIONS (CONTINUED):
(a) INVESTMENT IN REAL ESTATE PARTNERSHIPS
The Company sells certain real estate properties to partnerships in which it holds an investment. During the three months ended September 3D, 2005, the Company sold no real estate properties to the partnerships (2004 — one property was sold for proceeds of $5,293,000).
Development and sales management fees earned during the three months ended September 30, 2005 totaled $5,679,000 (2004 — $5,132,000) and have been included in management services revenue. Interest income related to notes receivable and working capital loans to the partnerships of $204,000 has been included in interest and other income for the three months ended September 30, 2005 (2004 — $303,000).

	SEPTEMBER 30, 2005	JUNE 30. 2005
INVESTMENT IN AND ADVANCES TO REAL ESTATE PARTNERSHIPS:	(UNAUDITED)	(AUDITED)

Equity contributions	$74,282	$82,847
Formation costs	3,869	3,869
Advances	4,774	9,483
Equity income, net of amortization of formation costs	4,600	3,705

	$87,525	$99,904

At September 30, 2005, deferred revenue includes $69,182,000 (2004 — $25,750,000) relating to the sale of properties to the partnerships and amounts receivable includes $53,925,000 (2004 — $13,390,000) due from the partnerships.
(b) COMMERCIAL PARTNERSHIP
During the year ended June 30, 2005, the Company sold commercial properties at seven of its resorts to a partnership (the “Commercial Partnership”) for cash proceeds of $109,504,000. The Company has a 20% interest in the Commercial Partnership for an equity contribution of $9,133,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The gross amount payable under these commitments is estimated at $5,418,000 from 2006 to 2009. These commitments will be reduced by any revenue earned by the Company from subleasing the vacant space.
Management fees earned during the three months ended September 30, 2005 totaled $162,000 (2004 — nil) and have been included in management services revenue.
At September 30, 2005, deferred revenue includes $7,308,000 (2004 — nil) relating to the deferred gain on sale of properties to the partnership. This is net of the estimated cost of the commitment to head-lease vacant premises of $2,453,000 (2004 — nil).
8. SUBSEQUENT EVENT:
On October 4, 2005, the Company signed an agreement to sell a majority of its 59.5% interest in Mammoth Mountain Ski Area (“Mammoth Mountain”). The Company’s retained interest is expected to be approximately 15%. The proposed transaction is expected to result in a pre-tax profit to the Company of approximately $101,000,000. Pre-tax net proceeds to the Company after estimated debt assumed, working capital adjustments, transaction costs and reinvestment in Mammoth Mountain are expected to be approximately $166,000,000, including a pre-transaction dividend. The transaction is expected to close within 90 days and is subject to customary closing conditions.

INTRAWEST CORPORATION SUITE 800, 200 BURRARD STREET VANCOUVER, BC CANADA V6C 3L6 T 604.669.9777 F 604.669.0605 INTRAWEST.COM